EXHIBIT (d)(vi)

Transamerica Financial Life Insurance Company

Home Office: [440 Mamaroneck Avenue, Harrison, NY 10528]

Contact us at [6400 C Street SW, Cedar Rapids, Iowa]

[800-525-6205]

[www.transamerica.com]

Guaranteed Minimum Death Benefit Rider

This Rider is attached to and made part of the policy and is effective upon issuance. All provisions of the policy that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the policy, the provisions of this Rider shall prevail over the provisions of the policy.

This Rider provides for a guaranteed minimum death benefit as described below. There is no fee for this Rider.

Section 9 - Death Proceeds is amended to include the addition of the following language:

The Guaranteed Minimum Death Benefit is equal to 100% of the Policy Value as of the Rider Date, plus subsequent Premium Payments, less any Adjusted Withdrawals (as described below), as of the Annuitant’s date of death.

A withdrawal will reduce the Guaranteed Minimum Death Benefit by an amount referred to as the “Adjusted Withdrawal”. The Adjusted Withdrawal may be a different amount than the Gross Withdrawal. If at the time of the withdrawal the Policy Value is equal to the Death Proceeds, the Adjusted Withdrawal will equal the Gross Withdrawal. If at the time of the withdrawal the Policy Value is less than the Death Proceeds, the Adjusted Withdrawal will be greater than the Gross Withdrawal.

The Adjusted Withdrawal is equal to the Gross Withdrawal multiplied by the Death Proceeds immediately prior to the withdrawal divided by the Policy Value immediately prior to the withdrawal. The formula is AW = DP x (GW/PV) where:

AW          is the Adjusted Withdrawal

DP            is the Death Proceeds prior to the withdrawal = greater of PV or GMDB

GW          is the Gross Withdrawal

PV            is the Policy Value prior to the withdrawal

GMDB     is the Guaranteed Minimum Death Benefit prior to the withdrawal

The death benefit amount cannot be withdrawn as a lump sum.

In addition, Section 9 - Death Proceeds is amended to replace provision C. AMOUNT and provision D. DEATH OF ANNUITANT WHO WAS NOT ALSO AN OWNER PRIOR TO THE ANNUITY COMMENCEMENT DATE with the following language:

C.	AMOUNT

The amount payable upon death will be determined and made payable upon receipt, in Good Order, of satisfactory proof of death, and written directions from each eligible recipient regarding how they wish to receive the amount payable. We reserve the right to independently verify the status of any life relevant to the policy, including verifying when or if the Owner(s) or Annuitant has died.

Prior to Annuity Commencement Date: Death of Owner who was also the Annuitant

Upon the death of the Owner who was also the Annuitant, the amount of the death benefit payable will be the greater of:

1.	The Policy Value on the date we receive satisfactory proof of death and an election of method of settlement; or
2.	The Guaranteed Minimum Death Benefit (GMDB), if any, on the date of death, plus any additional Premium Payments received, less gross withdrawals from the date of death to the date of the payment of death proceeds.
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If elected, the Guaranteed Minimum Death Benefit (GMDB) will establish a minimum death benefit payable under the policy. Your election, if any, is shown in Section 2 Policy Data. If a death benefit is payable and the policy is continued, an amount equal to the excess, if any, of the Guaranteed Minimum Death Benefit over the Policy Value will then be added to the Policy Value. This is a one-time only Policy Value adjustment applied at the time the policy is continued.

If a death benefit is payable and the policy is continued, all current surrender charges at the time of continuation will be waived. Any premium received after the time of continuation will be subject to any applicable surrender charges.

In the event of simultaneous deaths of both the Owner and the Annuitant, the death proceeds will be calculated as shown above.

Prior to Annuity Commencement Date: Death of Owner who was not also the Annuitant

Upon the death of the Owner who was not also the Annuitant, the amount of the death benefit payable will be the Policy Value.

D.       DEATH OF ANNUITANT WHO WAS NOT ALSO AN OWNER PRIOR TO THE ANNUITY COMMENCEMENT DATE

Upon the death of the Annuitant who was not an Owner, and the Owner is a natural person (not a trust, corporation, or other non-individual), the Owner shall become the Annuitant. In the case of joint Owners (who are natural persons) where neither is the deceased Annuitant, the youngest Owner shall become the Annuitant. The Policy Value will be adjusted to the greater of:

1.	The Policy Value on the date we receive satisfactory proof of death and an election of method of settlement; or
2.	The Guaranteed Minimum Death Benefit (GMDB), if any, on the date of death, plus any additional Premium Payments, less gross withdrawals received from the date of death to the date of payment of death proceeds.

This is a one-time only Policy Value adjustment applied at the time the Owner becomes the Annuitant.

While this Rider is in-force, we will not invoke the Involuntary Cashout provision of the policy to which this Rider is attached if this Rider has a Guaranteed Minimum Death Benefit amount of $2,000 or greater. If the Involuntary Cashout provision is invoked and the policy to which this Rider is attached is terminated, we will pay the greater of:

1)	The Policy Value; or
2)	The Guaranteed Minimum Death Benefit amount.

This Rider is effective on the Rider Date and will terminate upon the earliest of:

1)	the date the policy to which this Rider is attached terminates;
2)	the Annuity Commencement Date;
3)	the date of the Annuitant’s death or
4)	the date of the Owner’s death.

The amount of the death benefit will be included in a report sent to You at least once each year until the Annuity Commencement Date as described in Section 3, Reports to Owner provision, in the policy.

Signed for us at our home office.

[Jamie Ohl] [President]	[Andrew S. Williams] [Secretary]
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